Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated February 5, 2014

Invesco PowerShares

powerSHARES
Xchange Traded Notes

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BASE METALS



BDD | PowerShares DB **Base Metals Double Long** ETN
BDG | PowerShares DB **Base Metals Long** ETN
BOS | PowerShares DB **Base Metals Short** ETN
BOM | PowerShares DB **Base Metals Double Short** ETN

The PowerShares DB Base Metals Double Long Exchange Traded Note (Symbol: BDD), PowerShares DB Base Metals Long Exchange Traded Note (Symbol: BDG), PowerShares DB Base Metals Short Exchange Traded Note (Symbol: BOS) and PowerShares DB Base Metals Double Short Exchange Traded Note (Symbol: BOM) (collectively, the "PowerShares DB Base Metals ETNs") provide investors a way to take a long, short or leveraged view on the performance of base metals.

All of the PowerShares DB Base Metals ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index — Optimum Yield Industrial Metals™, which is intended to track the long or short performance of futures contracts relating to aluminum, copper and zinc.

Investors can buy and sell PowerShares DB Base Metals ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early repurchase based on the month-over-month performance of the index less investor fees. Investors may offer PowerShares DB Base Metals ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter for purchase, subject to the procedures described in the pricing supplement which include a fee of up to $0.03 per security.

Fact Sheet | Prospectus | Download Historical Repurchase Value

Financial Details

	BDD	BDG	BOS	BOM
Last Update	2/4/2014 3:58 PM EST	2/4/2014 12:00 AM EST	2/4/2014 12:00 AM EST	2/4/2014 12:00 AM EST
Price	7.76	14.40	15.60	14.13
Indicative Intra-day Value	7.40	16.93	23.67	16.15
Last End of Day Repurchase Value[1]	7.3817	16.9106	23.688	16.1836
Last Date for End of Day Value	2/3/2014	2/3/2014	2/3/2014	2/3/2014

PowerShares DB Base Metals ETN & Index Data

Ticker Symbols

Base Metals Double Long	BDD
Base Metals Long	BDG
Base Metals Short	BOS
Base Metals Double Short	BOM

Intraday Indicative Value Symbols

Base Metals Double

ETN & Index History (%)

As of 12/31/2013	1 Year	3 Year	5 Year	10 Year	ETN Inception
ETN Repurchase Value[1]					
Base Metals Double Long	-23.07	-24.45	9.31	-	-18.29
Base Metals Long	-11.87	-11.39	7.09	-	-5.97
Base Metals Short	10.26	7.06	-12.60	-	-1.79
Base Metals Double Short	20.70	11.32	-27.31	-	-9.06
ETN Market Price[2]					
Base Metals Double Long	-23.04	-24.33	8.87	-	-17.43

Long	BDDIV
Base Metals Long	BDGIV
Base Metals Short	BOSIV
Base Metals Double Short	BOMIV

CUSIP Symbols

Base Metals Double Long	25154K841
Base Metals Long	25154K825
Base Metals Short	25154K833
Base Metals Double Short	25154K858

Details

ETN price at listing	$25.00
Inception date	6/16/08
Maturity date	6/1/38
Yearly investor fee	0.75%
Listing exchange	NYSE Arca
Index Symbol	DBBMIX

Issuer

Deutsche Bank AG, London Branch
Long-term Unsecured Obligations

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Acceleration risk
- Credit risk of the issuer
- Potential lack of liquidity

Benefits

- Leveraged and short notes
- Relatively low cost
- Intraday access
- Listed
- Transparent

Base Metals Long	-22.63	-14.01	5.01	-	-7.28
Base Metals Short	-22.64	-5.30	-18.72	-	-7.58
Base Metals Double Short	18.00	10.28	-27.79	-	-9.14
Index History					
Deutsche Bank Liquid Commodity Index-Optimum Yield Industrial Metals	-11.26	-10.78	7.80	-	-5.44
Comparative Indexes[3]					
S&P 500 Index	32.39	16.18	17.94	-	8.21
Barclays U.S. Aggregate	-2.02	3.26	4.44	-	4.94

Index Weights

As of 2/3/2014

Commodity	Contract Expiry Date	Weight (%)
Aluminium	10/15/2014	31.62
Copper - Grade A	3/19/2014	33.84
Zinc	12/17/2014	34.53

Source: Invesco PowerShares, Bloomberg L.P.

[1]ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value. See "ETN Market Price" in this table. Index history is for illustrative purposes only and does not represent actual PowerShares DB Base Metals ETN performance. The inception date of the Deutsche Bank Liquid Commodity Index - Optimum Yield Industrial Metals™ is July 12, 2006. ETN repurchase value is based on a combination of the monthly returns from the Deutsche Bank Liquid Commodity Index — Optimum Yield Industrial Metals Excess Return™ (the "Base Metals Index") plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Base Metals ETNs, less the investor fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

[2]ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period.

[3]The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Bond Index™ is an unmanaged index considered representative of the U.S. investment-grade, fixed-rate bond market. Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index.

Important Risk Considerations

The PowerShares DB Base Metals ETNs may not be suitable for investors with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer term inverse or leveraged investment results by means of securities that reset their exposure monthly. *Investing in the ETNs is not equivalent to a*

direct investment in the index or index components
because the current principal amount (the amount you
invested) is reset each month, resulting in the
compounding of monthly returns. The principal amount
is also subject to the investor fee, which can adversely
affect returns. The amount you receive at maturity (or
upon an earlier repurchase) will be contingent upon
each monthly performance of the index during the term
of the securities. There is no guarantee that you will
receive at maturity, or upon an earlier repurchase, your
initial investment back or any return on that
investment. Significant adverse monthly performances
for your securities may not be offset by any beneficial
monthly performances.

The PowerShares DB Base Metals ETNs are senior
unsecured obligations of Deutsche Bank AG, London
Branch, and the amount due on the PowerShares DB
Base Metals ETNs is dependent on Deutsche Bank AG,
London Branch's ability to pay. The PowerShares DB
Base Metals ETNs are riskier than ordinary unsecured
debt securities and have no principal protection. Risks
of investing in the PowerShares DB Base Metals ETNs include
limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Base Metals ETNs is not equivalent to
a direct investment in the Index or index components. The
investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Base Metals
ETNs even if the value of the relevant index has increased. If at any time the redemption value of the PowerShares DB
Base Metals ETNs is zero, your investment will expire
worthless. Deutsche Bank may accelerate the PowerShares
DB Base Metals ETNs upon the occurrence of a regulatory
event as described in the pricing supplement. Ordinary
brokerage commissions apply, and there are tax
consequences in the event of sale, redemption or maturity of the PowerShares DB Base Metals ETNs. Sales in the
secondary market may result in losses. An investment in the
PowerShares DB Base Metals ETNs may not be suitable for all
investors.

The PowerShares DB Base Metals ETNs provide concentrated
exposure to notional positions in aluminum, copper and zinc
futures contracts. The market value of the PowerShares DB
Base Metals ETNs may be influenced by many unpredictable
factors, including, among other things, volatile base metal
prices, changes in supply and demand relationships, changes
in interest rates, and monetary and other governmental
actions. Because the ETNs provide concentrated exposure to
notional positions in futures contracts of a single commodity sector, they are speculative and generally will exhibit higher volatility than commodity products linked to more than one
commodity sector.

The PowerShares DB Base Metals Double Long ETN and
PowerShares DB Base Metals Double Short ETN are both
leveraged investments. As such, they are likely to be more
volatile than an unleveraged investment. There is also a
greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

An investment in the PowerShares DB Base Metals
ETNs involves risks, including possible loss of principal.
For a description of the main risks, see "Risk Factors"
in the applicable pricing supplement.

Not FDIC Insured -- No Bank Guarantee -- May Lose
Value

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting
www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you
may request a prospectus by calling 800.983.0903 | 877.369.4617, or you may
request a copy from any dealer participating in this offering.

Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management
LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco
Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

An investor should consider the securities' investment objective, risks, charges and expenses carefully before investing.

http://beta.powersharesetns.com/portal/site/etns/basemetals

2/5/2014